[redacted]

15048952

*AB 3/13

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549	**OMB APPROVAL** OMB Number 3235-0123 **Expires March 31, 2016** Estimated average burden Hours per response 12.00
ANNUAL AUDITED REPORT **FORM X-17A-5** **PART III**	**SEC FILE NUMBER** **8 - 68955**

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** AND ENDING **DECEMBER 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

TGP SECURITIES, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

6 Glendale Road

SUMMIT	**NJ**	**07901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES TAMMARO **(732) – 245 – 0657**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEONARD, ROSEN & COMPANY, P.C.

15 MAIDEN LANE **NEW YORK** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

SP 3/13

OATH OR AFFIRMATION

I, *JAMES TAMMARO*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *TGP SECURITIES, INC as of December 31, 2014*, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

____________________ 2/25/15
Title

X ____________________
Notary Public

PAUL G. BULGER JR.
NOTARY PUBLIC OF NEW JERSEY
ID # 2415220
My Commission Expires 12/3/2016

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.
( ) (p) Independent Auditors' Report on Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TGP SECURITIES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

Independent Auditor's Report

The Shareholders
TGP Securities, Inc.

We have audited the accompanying statement of financial condition of TGP Securities, Inc. as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of TGP Securities, Inc.'s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TGP Securities, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Leonard Rosen + Company, P.C.

New York, NY
February 26, 2015

TGP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 46,427
Accounts receivable	80,000
Prepaid expenses	3,000
Total assets	$129,427
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 10,113
Commisions payable	76,000
Total liabilities	86,113
Commitments and Contingencies	
Shareholders' equity (Note 4)	
Capital stock	10
Additional paid-in capital	183,643
Retained (deficit)	(140,339)
Total shareholders' equity	43,314
Total liabilities and shareholders' equity	$129,427

The accompanying notes are an integral part of this statement.

Note 1 - Nature of Business

TGP Securities, Inc. (The "Company") operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged to provide private placement of securities, mergers, acquisitions, and other financial advisory services. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

Under its membership agreement with FINRA, and, pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3, under the Securities Exchange Act of 1934, pertaining to the possession or control of customer assets and reserve requirements.

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

b) ***Income Taxes***

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

c) ***Cash and Cash Equivalents***

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - **Income Taxes**

The Company has available at December 31, 2014 unused operating loss carry-forwards of approximately $136,000 which may be applied against future taxable income, resulting in a deferred tax asset of approximately $20,400 that expires from 2032-2033. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 4- **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company had net capital of $36,314, which was $30,573 in excess of its required net capital of $5,741. The Company's net capital ratio was 237.13%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2014, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC